MERIDIAN WASTE SOLUTIONS, INC.
12540 BROADWELL RD, SUITE 2104
MILTON, GA 30004

November 18, 2016

Pamela A. Long
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meridian Waste Solutions, Inc.
Registration Statement on Form S-1
Filed September 09, 2016
File No. 333-213579

Dear Ms. Long:

By letter dated September 16, 2016, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Meridian Waste Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on September 9, 2016. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

1.
You are registering the offer and sale of shares of common stock, warrants and common stock underlying the warrants. Please clarify whether you are offering the shares of common stock and the warrants together as a unit. If you are offering units, please revise your prospectus cover page, description of securities and otherwise throughout your registration statement to describe the units. In addition, your fee table should cover the units, common shares, warrants and the shares underlying the warrants. For additional guidance on the fee table, please refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Questions 240.05 and 240.06, available on our website.
Response: Although the shares of our common stock and warrants will be purchased together, they will not be offered together as a unit; rather these securities will be immediately separable and will be issued separately. For clarification, a sentence to such effect has been added to the cover of the Preliminary Prospectus filed in the Registration Statement on Form S-1/A filed with the Commission on November 18, 2016.
Thank you for your assistance in reviewing this filing.

Very Truly Yours,
/s/ Jeffrey Cosman

Jeffrey Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.
12540 Broadwell Road, Ste. 2104
Milton, GA 30004